                    August 14, 2009

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:          BioScrip, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 5, 2009
File No. 000-28740

Dear Mr. Riedler:

This letter sets forth the response of BioScrip, Inc. (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filing.  These comments were transmitted to us by letter dated July 16, 2009.  The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter.  In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

Form 10-K

Item 1. Business
Loss of Major Customers, page 8

1.
We note that your company has disclosed information pertaining to the loss of two “major customers” over the course of the 2008 fiscal year which you estimate will result in decreased revenues of $162 million, or 13%, in 2009.  We further note that in your “Risk Factors” section you refer to your company’s dependence on certain customers and plan sponsors, but there is no disclosure of current customer dependence in your

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 14, 2009

“Business” section.  To the extent that you have relationships thatexceed 10% of revenue with any substantial customers, please disclose this information in your Business section pursuant to Item 101(c)(vii) of Regulation S-K; and if material, please file the related contracts.

Response

At the current time we do not have sales to any one customer that are made in an aggregate amount equal to 10 percent or more of our consolidated revenues.  We are a party to a pharmacy network agreement under which we provide PBM services and specialty services to various plan sponsors and which generates approximately 13% of our consolidated revenues.  However, no one individual plan sponsor, who we consider to be our customers, accounted for more than 10% of our consolidated revenues.  Please see the disclosure set forth on page 14 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Overview” of our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009, which was filed with the Commission on August 4, 2009.

Item 15.  Exhibits, page 56-57

2.
We note that you have not included as exhibits, nor incorporated by reference, all of the employment and severance agreements related to your named executive officers.  Pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, please file or incorporate by reference in your next 10-Q all employment and severance agreements of your named executive officers.

Response

As requested, we have filed or incorporated by reference all employment and severance agreements of our named executive officers in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009, which was filed with the Commission on August 4, 2009.

Signatures, page 59

3.
In reviewing your Directors’ and Executives’ signatures on page 59 of your Form 10-K, we note that there is no designation for any signatory as your principal accounting officer.  For a Form 10-K, it must be clearly indicated which officer is signing as the principal accounting officer or controller.  If an individual exercises more than one function, such as principal financial officer and controller, then it must be indicated on the signature page that the officer is signing in both capacities.  As per the requirements of Form 10-K, please clearly indicate which officer is your principal accounting officer.

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 14, 2009
Page

Response

As discussed with the Staff, this confirms that Stanley G. Rosenbaum, our Chief Financial Officer, is both our principal financial officer and principal accounting officer.   As agreed to by the Company and the Staff, this also confirms that our Annual Report on Form 10-K for the Year Ending December 31, 2009 will be signed by Mr. Rosenbaum in his capacity both as principal financial officer and principal accounting officer.  This has been corrected in our Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009, which was filed with the Commission on August 4, 2009.  Mr. Rosenbaum signed the 10-Q both as principal financial officer and principal accounting officer.

DEF 14A

Executive Compensation
Elements of the Company’s Executive Compensation Program, page 18-19

4.
We note that the determination of annual cash incentives for your named executive officers is based on whether individual, corporate and departmental or business unit goals and objectives are achieved.  We also note that since threshold levels were not achieved, none of your named executive officers received cash incentive compensation for 2008.  However, you should still disclose the established threshold and target levels for all company, departmental or business unit and individual goals or performance criteria.  Please provide us draft disclosure for your 2009 proxy statement that provides the following:

•	All corporate, business unit or departmental and individual performance criteria,
•	The established threshold and target levels of achievement for each criteria, quantifying them to the extent they are quantifiable,
•	An explanation of how the level of achievement will affect actual bonuses paid, and
•	Confirmation that you will disclose the actual levels of achievement.
Response

As requested in your letter, we have attached as Appendix A hereto draft disclosure of the “Elements of the Company’s Executive Compensation Program” subsection of the Compensation Disclosure Analysis section of our 2009 proxy statement that provides the following: (i) all corporate, business unit or departmental and individual performance criteria; (ii) the established threshold and target levels of achievement for each criteria, quantifying

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 14, 2009

them to the extent they are quantifiable; and (iii) an explanation of how the level of achievement will affect actual bonuses paid.  In addition, since we have not provided 2009 guidance we have not included the targeted amount for budgeted net income and budgeted sales in the draft disclosure as it describes bonus thresholds and performance criteria.  Actual levels of achievement as well as the budgeted net income and budgeted sales amounts set as 2009 targets for bonus thresholds and performance criteria will be disclosed in our definitive 2009 proxy statement.  Please note that our named executive officers for 2009 may differ from those disclosed in our 2008 proxy.  Accordingly, the draft disclosure may vary from the final disclosure set forth in our 2009 proxy statement.

Summary Compensation Table, page 22

5.
We note that your Summary Compensation Table includes information summarizing the elements of compensation for each of your Company’s named executive officers for the last two fiscal periods; even though most of the officers listed in the table have held their respective executive positions for more than the two years provided in the table.  Please confirm that your 2009 proxy statement will include a Summary Compensation Table that covers the last three fiscal years.

Response

This will confirm that our 2009 proxy statement will include a Summary Compensation Table that covers the last three fiscal years.

* * *

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 14, 2009

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (914) 460-1638.

                    Sincerely,

                    /s/ Barry A. Posner

                    Barry A. Posner,
                    Executive Vice President and General Counsel

Appendix A

Elements of the Company’s Executive Compensation Program

With the above principles and benchmarking data as a guide, the Compensation Committee embraces a “pay-for-performance” philosophy and has adopted compensation programs that it believes are competitive relative to compensation paid to executives in similar businesses with persons holding similar positions and having similar duties and responsibilities. The Company’s compensation program for executive officers consists of base salary, annual cash incentive compensation, and long-term incentive compensation.

Base Salary.  Base salary is the fixed component of the Company’s executive compensation program and is the only element of executive annual cash compensation not based on Company performance.  The Compensation Committee reviews base salaries for executives other than the Chief Executive Officer from time to time and approves salary levels after assessing a number of factors including the Company’s and the executive’s performance for the previous year, the executive’s scope of responsibilities, competitive compensation levels coupled with the reasonableness within the Company, and the Company’s ability to pay.  The base salary of the Company’s Chief Executive Officer is fixed pursuant to the terms of his employment agreement.  Base salaries allow the Company to provide a competitive level of compensation in order to attract and retain superior employees.  On an overall basis, base salary is targeted at the 50th percentile of the competitive market (as discussed above) for the Chief Executive Officer and his direct reports.  The named executives did not receive an increase in base salary for 2009 while the average base salary increase for all salaried employees was approximately 3.0%.

Annual Cash Incentive Compensation.  The Company does not pay contractual annual bonuses to its executives or to employees at any level.  A broad group of approximately 240 management employees, including the named executives, are eligible to participate in a pay-for-performance annual cash incentive plan.  The cash incentive plan is designed to motivate employees to continuously improve the Company’s business performance and to promote a results-oriented business culture by rewarding an executive officer’s individual performance as well as the overall performance of the Company for a given year.  Annual cash incentive compensation is generally targeted at the median of the companies included within its selected peer group.  Executive officers have an opportunity to receive annual incentive compensation under the cash incentive plan if individual, corporate and departmental or business unit goals and objectives are achieved.  On an overall basis annual cash incentive compensation is targeted at the 50th percentile of the competitive market.

Company-wide cash incentive awards, including those for executives, are recommended to the Compensation Committee for approval based on an assessment by the Company’s Chief Executive Officer.  If minimum financial performance thresholds, typically budgeted net income thresholds, are not met, no annual bonus is paid for that year.  In 2009, the Compensation Committee approved the following bonus program for the Company’s named executives:

•
The annual cash bonus for the Chief Executive Officer was targeted at 100% of base salary.  Achievement of the full bonus amount was tied to the following factors: (i) achievement of budgeted net income of $_______ – 60% of the targeted bonus; (ii) achievement of budgeted sales of $________ – 10% of the targeted bonus; (iii) implementation of the Company’s new pharmacy and billing and collection system in all community retail stores and the Company’s mail service facility on or before September 30, 2009 – 10% of the targeted bonus; (iv) implementation of a new employee development and training program – 10% of the targeted bonus; and (v) improvement in employee satisfaction – 10% of the targeted bonus.  For 2009 the Company’s Chief Executive Officer earned __% of his targeted bonus amount.

•
The annual cash bonus incentive for the Chief Financial Officer was targeted at 55% of base salary.  Achievement of the full bonus amount was tied to the following factors: (i) achievement of budgeted net income of $_______ – 60% of the targeted bonus; (ii) achievement of budgeted sales of $_______ – 10% of the targeted bonus; (iii) implementation of the Company’s new pharmacy and billing and collection system in all community retail stores and the Company’s mail service facility on or before September 30, 2009 – 10% of the targeted bonus; (iv) achievement of cost reductions of $2.0 million above budget during 2009 – 10% of the targeted bonus; (v) implementation of a new employee development and training program – 5% of the targeted bonus; and (vi) improvement in employee satisfaction – 5% of the targeted bonus.  For 2009 the Company’s Chief Financial Officer earned __% of his targeted bonus amount.

•
The annual cash bonus for the Executive Vice President and General Counsel was targeted at 40% of base salary.  Achievement of the full bonus amount was tied to the following factors: (i) achievement of budgeted net income of $_______ – 60% of the targeted bonus; (ii) increase legal and compliance awareness through development of new education program – 15% of the targeted bonus; (iii) satisfactory results of internal survey of legal department – 15%; and (iv) meeting requirements of board and committee chairs related to secretarial and governance issues – 15% of the targeted bonus.  For 2009 the Company’s Executive Vice President and General Counsel earned __% of his targeted bonus amount.

•
The annual incentive for the Executive Vice President of Mail Operations was targeted at 50% of base salary.  Achievement of the full bonus amount was tied to the following factors: (i) achievement of budgeted net income of $_______ – 60% of the targeted bonus; (ii) achievement of budgeted sales of $_______ – 10% of the targeted bonus; (iii) implementation of the Company’s new pharmacy and billing and collection system in all community retail stores and the Company’s mail service facility on or before September 30, 2009 – 10% of the targeted bonus; (iv) achievement of cost reductions of $2.0 million above budget during 2009 – 10% of the targeted bonus; (v) implementation of a new employee development and training program – 5% of the targeted bonus; and (vi) improvement in employee satisfaction – 5% of the targeted bonus.  The Executive Vice President of Mail Operations had the opportunity to earn an additional bonus in an amount equal to 12.9% of the Company’s net income above $________.  For 2009 the Company’s Executive Vice President of Mail Operations earned __% of his targeted bonus amount and $_____ additional bonus.

•
The annual incentive for the Executive Vice President of Sales and Marketing was targeted at 50% of base salary.  Achievement of the full bonus amount was tied to the following factors: (i) achievement of budgeted net income of $_______ – 60% of the targeted bonus; (ii) achievement of budgeted sales of $_______ – 10% of the targeted bonus; (iii) implementation of the Company’s new pharmacy and billing and collection system in all community retail stores and the Company’s mail service facility on or before September 30, 2009 – 10% of the targeted bonus; (iv) achievement of cost reductions of $2.0 million above budget during 2009 – 10% of the targeted bonus; (v) implementation of a new employee development and training program – 5% of the targeted bonus; and (vi) improvement in employee satisfaction – 5% of the targeted bonus.  The Executive Vice President of Sales and Marketing had the opportunity to earn an additional bonus in an amount equal to 12.9% of the Company’s net income above $________.  For 2009 the Company’s Executive Vice President of Sales and Marketing earned __% of his targeted bonus amount and $_____ additional bonus.

Long-Term Incentive Compensation.  The Company provides long-term incentives to its executive officers through the 2008 Plan, which permits the grant of various equity based awards including stock options, stock appreciation rights, restricted stock units, stock grants, and performance units.  The 2008 Plan does not allow the grant of “reload” options or the repricing of stock options.

The purpose of the 2008 Plan is to promote the interests of the Company by granting equity awards to key employees in order to (i) attract and retain key employees, (ii) provide an additional incentive to each key employee to work to increase the value of the Company’s common stock, and (iii) provide each key employee with a stake in the future of the Company which corresponds to the stake of each of the Company’s stockholders.  Historically stock options were the only form of long-term incentive utilized by Company as the Compensation Committee believed that stock options were the strongest tie to stock price performance and that the interests of the Company’s executives would have the greatest alignment with stockholder interests through the granting of stock options.  Since the Company’s merger with Chronimed in March 2005, the Company’s stock price has declined, causing most of the outstanding stock option grants to be substantially out of the money.  To address concerns of the Compensation Committee related to retention of the management team, in 2006 the Board approved the Compensation Committee’s directive to issue long-term incentive grants to key executives and employees consisting of 50% of long-term incentive value in stock options and 50% of long-term incentive value in performance based restricted stock.  Long-term incentive compensation is generally targeted at the median of the companies included within its selected peer group.

A-1

Despite the Compensation Committee’s 2006 philosophy of issuing long-term incentive grants to key executives and employees consisting of 50% of long-term incentive value in stock options and 50% of long-term incentive value in performance based restricted stock, in 2008 the Compensation Committee decided to make a long-term incentive grant consisting solely of stock options.  The Compensation Committee made this decision based on a number of factors.  The factors the Compensation Committee considered in making this decision included the following: (i) the large number of outstanding stock options previously granted to management and other employees that were out of the money; (ii) the limited number of shares of stock remaining available for grant under the 2008 Plan; (iii) the terms of the 2008 Plan which provide that any grant of stock, other than options or stock appreciation rights, are counted against the pool of stock reserved for issuance under the 2008 Plan as one and one-half (1.5) shares of stock for every one share of stock granted; and (iv) the lack of vesting of the 2007 restricted stock grant which the Compensation Committee still determined to provide an appropriate level of incentive to management.

On April 28, 2009 the Compensation Committee approved the grant of stock options to, among other employees, each of the named executive officers.  The number of stock options granted to each named executive was as follows: (i) 150,000 options to Richard Friedman, (ii) 100,000 options to Stanley G. Rosenbaum, (iii) 100,000 options to Barry A. Posner, (iv) 75,000 options to Russel J. Corvese; and (v) 75,000 options to Scott Friedman.

Each stock option had a strike price of $2.73 per share, the fair market value on the date of grant.  Each option vests as to one third of the shares on the first, second and third anniversaries of the date of grant.  The stock option agreements evidencing the grants have a 10 year term.

Long-term incentive compensation is generally granted on an annual basis at the first meeting of the Compensation Committee following the Company’s annual stockholder meeting.  No long term incentive compensation is granted immediately prior to, coincident with or immediately after the announcement of Company results.   Generally, executives receive only one grant per cycle.

A-2